
December 5, 2023

Flavia Pease
Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts 01887

  **Re: Charles River Laboratories International, Inc.**
    **Form 10-K for the Fiscal Year Ended December 31, 2022**
    **File No. 001-15943**

Dear Flavia Pease:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Industrial Applications and Services